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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                 FORM 12B-25

                         NOTIFICATION OF LATE FILING

                                              Commission File Number  0-23243
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  (Check One)
  /X/ Form 10-K and Form 10-KSB   / / Form 11-K
  / / Form 20-F                   / / Form 10-Q and Form 10-QSB  / /  Form N-SAR

For Period ended:   December 31, 1999
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/  /  Transition Report on Form 10-K     /  /  Transition Report on Form 10-Q
      and Form 10-KSB                          and Form 10-QSB
/  /  Transition Report on Form 20-F     /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

For the Transition Period ended
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                    PART I.
                             REGISTRANT INFORMATION

Full name of registrant      PopMail.com, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)
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4801 West 81st Street, Suite 112
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City, state and zip code  Bloomington, MN  55437
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                                    PART II.
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q,10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III.
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


         The Form 10-KSB could not be filed within the prescribed time because some of the necessary information, including the consent of the registrant's previous auditors, was not received until the afternoon of the due date. As a result, the competed filing could not be assembled until shortly before 5:30 p.m. Eastern time on the due date. The registrant initiated the filing before 5:30 p.m. However, the transmission was not completed because of an erroneous EDGAR code in
         Exhibit 27 to the filing. This was corrected, and the filing was completed after 5:30 p.m. on the due date.

                                    PART IV.
                               OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

    Martin R. Rosenbaum                 (612)          672-8326
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     (Name)                          (Area Code)   (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X/ Yes / / No




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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               / / Yes /X/ No



     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.














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                               PopMail.com, Inc.
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                (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 4, 2000             By    /s/ Stephen D. King
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                                        /s/ Stephen D. King
                                  Its:  Chief Executive Officer
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